KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS
Citigroup Center 153 East 53rd Street New York, New York 10022-4611

212-446-4800
www.kirkland.com	Facsimile: 212 446-4900 Dir. Fax: 212 446-4900

October 30, 2006

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Mr. Matt Franker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Innophos Holdings, Inc. Registration Statement on Form S-1 Originally Filed July 19, 2006 File No. 333-135851

Dear Mr. Franker:

On behalf of our client Innophos Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”) along with the free writing prospectus filed by the Company on the date hereof, relating to the offering described in the Registration Statement (the “Free Writing Prospectus”).

The Free Writing Prospectus updates and clarifies certain disclosures in the Registration Statement, in response to certain of the comments from the Staff of the Commission (the “Staff”) in its comment letter to Mr. Randy Gress, the Company’s Chief Executive Officer, dated October 27, 2006. In addition, Amendment No. 4 contains the remaining exhibits to be filed with the Registration Statement.

The numbered paragraphs below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statements.

Innophos Holdings, Inc.

October 30, 2006

General

1. Staff’s comment. We note that if the shares are offered at $16 per share and the over-allotment option is exercised, the aggregate value of the securities sold by the company and the selling shareholder will exceed the amount being registered. Please revise the prospectus or the fee table as necessary to ensure that you are registering the full amount of your offering.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to update the proposed maximum aggregate offering price. In addition, the Company has submitted the additional amount of $1,070 in respect of the resultant increase in filing fee.

2. Staff’s comment. We note your response to comment 7 of our letter dated August 11, 2006. If you intend to use any free writing prospectuses once you have a Section 10 prospectus ready, you should consider revising your document to indicate that you are liable for, and investors are entitled to rely upon, the information contained in any such free writing prospectus.

Response: In response to the Staff’s comment, the Company has included in the Free Writing Prospectus a legend to clarify that the Free Writing Prospectus and Registration Statement are intended to be read together, and that the information in the Free Writing Prospectus supplements that in the Registration Statement.

Dilution, page 31

3. Staff’s comment. Please revise to provide the decrease in net tangible book deficit to existing shareholders in your narrative disclosure.

Response: In response to the Staff’s comment, the Company has included the decrease in net tangible book deficit to existing shareholders in the Free Writing Prospectus.

Description of Our Indebtedness. page 92 Senior Credit Facility. page 92

4. Staff’s comment. We note your statement on page 93 that you are seeking to amend your senior credit facility in order to obtain greater flexibility for Innophos, Inc., to pay dividends to Innophos Investments, and to exclude the proceedings of this offering from mandatory prepayment provisions. Please update us on the status of these efforts and revise your prospectus accordingly. If the consequences of failing to amend the terms would have material effect, consider revising your prospectus to provide risk factor disclosure.

Response: In response to the Staff’s comment, the Company has included disclosure in the Free Writing Prospectus to update the status of the amendment to its senior credit facility. In addition, the Company advises the Staff, that because the amendment to the Company’s senior credit facility is essential to its being able to use the proceeds of the offering as planned, in the event that the Company is not able to obtain the amendment, it will not proceed with the offering. Accordingly, the failure

Innophos Holdings, Inc.

October 30, 2006

to obtain the amendment to the senior credit agreement would not be a risk to investors.

Exhibits

5. Staff’s comment. We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus. Please include the time period necessary for our review in your planning process regarding acceleration of the registration statement.

Response: In response to the Staff’s comment, the Company has filed with Amendment No. 4 each of the remaining exhibits to the Registration Statement.

In addition, the Company hereby confirms that it will provide the representations referenced on page 10 of the Staff’s comment letter dated August 11, 2006 in any acceleration request that it makes, and it acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filings

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4943.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:	Randy Gress Richard Heyse William Farran, Esq. Jason R. Norton, Esq. Christopher A. Kitchen, Esq.